Exhibit 99.3

Total financial statements

First quarter year 2005 consolidated accounts, IFRS accounting standards

CONSOLIDATED STATEMENT OF INCOME

Total

	First quarter	First quarter
	2005	2004
Amounts in millions of euros (1)	(unaudited)	(unaudited)

Sales	31,739	26,975
Excise taxes	(5,051)	(5,190)
Revenues from sales	26,688	21,785

Cost of goods sold and inventory variation	(14,877)	(12,039)
Other operating expenses	(4,435)	(4,732)
Unsuccessful exploration costs	(72)	(73)
Depreciation, depletion, and amortization of tangible assets	(1,191)	(1,232)

Operating income
Corporate	(65)	(115)
Business segments *	6,178	3,824

Total operating income	6,113	3,709

Other income	4	74
Other expense	(172)	(97)

Financial charge on debt	(254)	(153)
Financial income on cash and cash equivalents and equity securities	184	105
Cost of net debt	(70)	(48)

Other financial income	88	64
Other financial expense	(66)	(46)
Income taxes	(2,899)	(1,797)
Equity in income (loss) of affiliates	295	292

Consolidated net income	3,293	2,151

Group share **	3,208	2,090
Minority interests and dividends on subsidiaries’ redeemable preferred shares	85	61

Earnings per share (euros) ***	5.38	3.41

* Adjusted operating income from business segments	5,456	3,576

Adjusted net operating income from business segments	2,877	1,966

** Adjusted net income	2,919	1,946

*** Adjusted earnings per share (euros)	4.90	3.18

(1)	Except for earnings per share

CONSOLIDATED BALANCE SHEET

Total

	Amounts in millions of euros
	31/03/2005		31/03/2004
	(unaudited)	31/12/2004	(unaudited)

ASSETS

NON-CURRENT ASSETS
Intangible assets, net	3,274	3,176	3,536
Property, plant, and equipment, net	36,184	34,906	35,505
Equity affiliates : investments and loans	11,298	10,680	8,186
Other investments	1,156	1,198	1,276
Other non-current assets	2,033	2,351	2,455

Total non-current assets	53,945	52,311	50,958

CURRENT ASSETS
Inventories, net	10,459	9,264	7,837
Accounts receivable, net	16,593	14,025	14,278
Prepaid expenses and other current assets	5,258	5,314	4,727
Cash and cash equivalents	12,548	3,860	16,190

Total current assets	44,858	32,463	43,032

TOTAL ASSETS	98,803	84,774	93,990

LIABILITIES & SHAREHOLDERS’ EQUITY

EQUITY
Common shares	6,358	6,350	6,497
Paid-in surplus and retained earnings	35,023	31,717	29,546
Cumulative translation adjustment	(481)	(1,429)	616
Treasury shares	(5,848)	(5,030)	(5,236)

SHAREHOLDERS’ EQUITY — GROUP SHARE	35,052	31,608	31,423

Minority interest and subsidiaries’ redeemable preferred shares	846	810	1,144

TOTAL EQUITY	35,898	32,418	32,567

LONG-TERM LIABILITIES
Deferred income taxes	6,700	6,402	6,025
Employee benefits	3,592	3,607	3,892
Other liabilities	6,497	6,274	6,228

Total long-term liabilities	16,789	16,283	16,145

LONG-TERM DEBT	10,795	9,773	11,050

CURRENT LIABILITIES
Accounts payable	13,080	11,672	11,202
Other creditors and accrued liabilities	12,529	11,148	10,901
Short-term borrowings and bank overdafts	9,712	3,480	12,125

Total current liabilities	35,321	26,300	34,228

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	98,803	84,774	93,990

CONSOLIDATED STATEMENTS OF CASH FLOWS

Total

	First quarter	First quarter
	2005	2004
Amounts in millions of euros	(unaudited)	(unaudited)

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,293	2,151

Depreciation, depletion, and amortization	1,243	1,276

Long-term liabilities, valuation allowances, and deferred taxes	549	77
Impact of coverage of pension benefit plans	—	—
Unsuccessful exploration costs	72	73
(Gains)/Losses on sales of assets	(4)	(74)
Equity in income of affiliates (in excess of)/less than dividends received	(195)	(245)
Other changes, net	11	70

Cash flow from operating activities before changes in working capital	4,969	3,328
(Increase)/Decrease in operating assets and liabilities	(932)	781

CASH FLOW FROM OPERATING ACTIVITIES (1)	4,037	4,109

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant, and equipment additions	(1,513)	(1,295)
Exploration expenditures charged to expenses	(71)	(73)
Acquisitions of subsidiaries, net of cash acquired	—	—
Investments in equity affiliates and other securities	(15)	(31)
Increase in long-term loans	(185)	(238)

Investments	(1,784)	(1,637)
Proceeds from sale of intangible assets and property, plant, and equipment	14	74
Proceeds from sale of subsidiaries, net of cash sold	11	1
Proceeds from sale of non-current investments	5	26
Repayment of long-term loans	183	81

Total divestitures	213	182
(Increase)/Decrease in short-term investments	—	12

CASH FLOW USED IN INVESTING ACTIVITIES	(1,571)	(1,443)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance and repayment of shares:
Parent company’s shareholders	—	—
Purchase of treasury shares	(808)	(633)
Minority shareholders	62	39
Subsidiaries’ redeemable preferred shares	(38)	—
Cash dividends paid:
- Parent company’s shareholders	(1)	—
- Minority shareholders	(28)	(4)
Net issuance/(repayment) of long-term debt	689	1,225
Increase/(Decrease) in short-term borrowings and bank overdrafts	5,952	7,661
Other changes, net	(1)	(1)

CASH FLOW FROM FINANCING ACTIVITIES	5,827	8,287

Net increase/decrease in cash and cash equivalents	8,293	10,953
Effect of exchange rates and changes in reporting entity on cash and cash equivalents	395	386
Cash and cash equivalents at the beginning of the period	3,860	4,836

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	12,548	16,175

(1)	Including payments relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back of 10 million euros for the first quarter 2005 and 130 million euros for the first quarter 2004.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

Total

(unaudited)

			Paid-in					Subsidiaries’
			surplus and	Cumulative				redeemable
	Common shares issued		retained	translation	Treasury shares		Shareholders’	preferred	Minority	Total
(Amounts in millions of euros)	Number	Amount	earnings	adjustment	Number	Amount	equity	shares	interest	equity

As of January 1, 2004 (French GAAP)	649,118,236	6,491	30,408	(3,268)	(26,256,899)	(3,225)	30,406	396	664	31,466

IFRS adjustments	—	—	(3,048)	3,268	(10,855,206)	(1,388)	(1,168)	—	19	(1,149)

As of January 1, 2004 (IFRS)	649,118,236	6,491	27,360	—	(37,112,105)	(4,613)	29,238	396	683	30,317

Cash dividend	—	—	—	—	—	—	—	—	(4)	(4)

Net income for the first quarter	—	—	2,090	—	—	—	2,090	1	60	2,151

Issuance of shares	622,573	6	33	—	—	—	39	—	—	39

Purchase of treasury shares	—	—	—	—	(4,300,000)	(633)	(633)	—	—	(633)

Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—	—

Sale of treasury shares (1)	—	—	3	—	127,399	10	13	—	—	13

Translation adjustments	—	—	—	616	—	—	616	13	24	653

Other (2)	—	—	60	—	—	—	60	—	(29)	31

As of March 31, 2004 (IFRS)	649,740,809	6,497	29,546	616	(41,284,706)	(5,236)	31,423	410	734	32,567

Cash dividend	—	—	(4,293)	—	—	—	(4,293)	—	(203)	(4,496)

Net income from April 1, 2004 to December 31, 2004	—	—	8,778	—	—	—	8,778	6	214	8,998

Issuance of shares	5,148,231	52	445	—	—	—	497	—	—	497

Purchase of treasury shares	—	—	—	—	(18,250,000)	(2,921)	(2,921)	—	—	(2,921)

Cancellation of repurchased shares	(19,873,932)	(199)	(2,877)	—	19,873,932	3,076	—	—	—	—

Sale of treasury shares (1)	—	—	11	—	588,287	51	62	—	—	62

Translation adjustments	—	—	—	(2,045)	—	—	(2,045)	(28)	(43)	(2,116)

Other (2)	—	—	107	—	—	—	107	(241)	(39)	(173)

As of December 31, 2004 (IFRS)	635,015,108	6,350	31,717	(1,429)	(39,072,487)	(5,030)	31,608	147	663	32,418

Cash dividend	—	—	—	—	—	—	—	—	(28)	(28)

Net income for the first quarter	—	—	3,208	—	—	—	3,208	1	84	3,293

Issuance of shares	821,475	8	55	—	—	—	63	—	—	63

Purchase of treasury shares	—	—	—	—	(4,870,000)	(847)	(847)	—	—	(847)

Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—	—

Sale of treasury shares (1)	—	—	10	—	321,340	29	39	—	—	39

Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(38)	—	(38)

Translation adjustments	—	—	—	948	—	—	948	7	19	974

Other (2)	—	—	33	—	—	—	33	—	(9)	24

As of March 31, 2005	635,836,583	6,358	35,023	(481)	(43,621,147)	(5,848)	35,052	117	729	35,898

(1)	Treasury shares related to the stock option purchase plans

(2)	Mainly due to the charge related to stock options

BUSINESS SEGMENT INFORMATION

Total

(unaudited)

	Amounts in millions of euros

First quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,805	21,416	5,518	—		31,739
Intersegment sales	4,226	1,029	352	58	(5,665)
Excise taxes	—	(5,051)	—	—		(5,051)

Revenues from sales	9,031	17,394	5,870	58	(5,665)	26,688

Operating expenses	(4,266)	(15,600)	(5,069)	(114)	5,665	(19,384)
Depreciation, depletion, and amortization of tangible assets	(755)	(251)	(176)	(9)		(1,191)

Operating income	4,010	1,543	625	(65)	—	6,113

Equity in income (loss) of affiliates and other items	77	115	(106)	63		149
Tax on net operating income	(2,279)	(530)	(164)	51		(2,922)

Net operating income	1,808	1,128	355	49		3,340

Net cost of net debt						(47)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(85)

Net income						3,208

First quarter 2005
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating charges (1)	—	652	70	—		722
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	652	70	—		722

Equity in income (loss) of affiliates and other items (1) (2)	—	13	(125)	(124)		(236)
Tax on net operating income	—	(215)	19	—		(196)

Net operating income	—	450	(36)	(124)		290

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(1)

Net income						289

(*)	Adjustments include special items, inventory valuation effect and Total’s equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	652	70	—
On net operating income	—	450	47	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(82)

First quarter 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,805	21,416	5,518	—		31,739
Intersegment sales	4,226	1,029	352	58	(5,665)	—
Excise taxes	—	(5,051)	—	—		(5,051)

Revenues from sales	9,031	17,394	5,870	58	(5,665)	26,688

Operating expenses	(4,266)	(16,252)	(5,139)	(114)	5,665	(20,106)
Depreciation, depletion, and amortization of tangible assets	(755)	(251)	(176)	(9)		(1,191)

Adjusted operating income	4,010	891	555	(65)		5,391

Equity in income (loss) of affiliates and other items	77	102	19	187		385
Tax on net operating income	(2,279)	(315)	(183)	51		(2,726)

Adjusted net operating income	1,808	678	391	173		3,050

Net cost of net debt						(47)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(84)

Adjusted net income						2,919

First quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,363	217	158	46		1,784
Divestitures at selling price	128	45	22	18		213
Cash flow from operating activities (3)	2,188	1,689	82	78		4,037

(3)	In the Chemicals segment, this figure amounts to 92 millions of euros excluding an amount of 10 millions of euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENT INFORMATION

Total

(unaudited)

	Amounts in millions of euros

First quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,639	18,652	4,673	11		26,975
Intersegment sales	3,062	579	142	41	(3,824)	—
Excise taxes	—	(5,190)	—	—		(5,190)

Revenues from sales	6,701	14,041	4,815	52	(3,824)	21,785

Operating expenses	(3,107)	(13,057)	(4,345)	(159)	3,824	(16,844)
Depreciation, depletion, and amortization of tangible assets	(771)	(248)	(205)	(8)		(1,232)

Operating income	2,823	736	265	(115)		3,709

Equity in income (loss) of affiliates and other items	118	37	(18)	150		287
Tax on net operating income	(1,542)	(228)	(78)	39		(1,809)

Net operating income	1,399	545	169	74		2,187

Net cost of net debt						(36)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(61)

Net income						2,090

First quarter 2004
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales						—
Intersegment sales						—
Excise taxes						—

Revenues from sales						—

Operating charges (1)	—	183	65	—		248
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	183	65	—		248

Equity in income (loss) of affiliates and other items (1) (2)	—	(3)	(25)	—		(28)
Tax on net operating income	—	(60)	(13)	—		(73)

Net operating income	—	120	27	—		147

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(3)

Net income						144

(*)	Adjustments include special items, inventory valuation effect and Total’s equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	183	65	—
On net operating income	—	120	44	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	—

First quarter 2004
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,639	18,652	4,673	11		26,975
Intersegment sales	3,062	579	142	41	(3,824)	—
Excise taxes	—	(5,190)	—	—		(5,190)

Revenues from sales	6,701	14,041	4,815	52	(3,824)	21,785

Operating expenses	(3,107)	(13,240)	(4,410)	(159)	3,824	(17,092)
Depreciation, depletion, and amortization of tangible assets	(771)	(248)	(205)	(8)		(1,232)

Adjusted operating income	2,823	553	200	(115)		3,461

Equity in income (loss) of affiliates and other items	118	40	7	150		315
Tax on net operating income	(1,542)	(168)	(65)	39		(1,736)

Adjusted net operating income	1,399	425	142	74		2,040

Net cost of net debt						(36)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(58)

Adjusted net income						1,946

First quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,214	240	172	11		1,637
Divestitures at selling price	99	43	19	21		182
Cash flow from operating activities (3)	2,332	1,724	(72)	125		4,109

(3)	In the Chemicals segment, this figure amounts to 58 millions of euros excluding an amount of 130 millions of euros paid relating to the Toulouse AZF plant explosion.

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)

Total

	First quarter			First quarter
	2005			2004
	(unaudited)			(unaudited)
			Consolidated
Amounts in millions of euros	Adjusted	Adjustments	statement of income	Adjusted

Sales	31,739	—	31,739	26,975
Excise taxes	(5,051)	—	(5,051)	(5,190)
Revenues from sales	26,688	—	26,688	21,785

Cost of sales and inventory variation	(15,599)	722	(14,877)	(12,288)
Other operating expenses	(4,435)	—	(4,435)	(4,731)
Unsuccessful exploration costs	(72)	—	(72)	(73)
Depreciation, depletion, and amortization of tangible assets	(1,191)	—	(1,191)	(1,232)

Operating income
Corporate	(65)	—	(65)	(115)
Business segments	5,456	722	6,178	3,576

Total operating income	5,391	722	6,113	3,461

Other income	4	—	4	74
Other expense	(47)	(125)	(172)	(73)

Financial charge on debt	(254)	—	(254)	(153)
Financial income on cash and cash equivalents and equity securities	184	—	184	105
Cost of net debt	(70)	—	(70)	(48)

Other financial income	88	—	88	64
Other financial expense	(66)	—	(66)	(46)
Income taxes	(2,703)	(196)	(2,899)	(1,723)
Equity in income (loss) of affiliates	406	(111)	295	295

Consolidated net income	3,003	290	3,293	2,004

Group share	2,919	289	3,208	1,946
Minority interests and dividends on subsidiaries’ redeemable preferred shares	84	1	85	58